EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Benefit Plans Committee as Administrator of the
Darden Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 33-92702, No. 333-124363, and No. 333-207061) on Form S-8 of Darden Restaurants, Inc. of our report dated October 24, 2016, with respect to the statements of net assets available for benefits of the Darden Savings Plan as of April 30, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2016, which report appears in the April 30, 2016 annual report for Form 11-K of the Darden Savings Plan.

/s/ KPMG LLP

Orlando, Florida
October 24, 2016
Certified Public Accountants